UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mirrorscape, Inc.

Legal status of Issuer:

      Form:

      C Corp

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      May 15, 2020

Physical Address of Issuer:

8023 Beverly Blvd, Suite 1 #505 Los Angeles CA 90048

Website of Issuer:

https://www.mirrorscape.com/

Is there a co-issuer? ___ yes __X__ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary (A) a fee of seven percent (7%) of the dollar amount raised up to $200,000 (A.1) six percent (6.0%) of any amounts raised exceeding two hundred thousand dollars but not exceeding four hundred thousand dollars ($200,000.01-$400,000.00); (A.2) five percent (5.0%) of any amounts raised exceeding four hundred thousand dollars but not exceeding five million dollars ($400,000.01-$5,000,000.00)

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$200,000.00

Price (or Method for Determining Price):

$1.00 (USD)

Target Offering Amount:

$200,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:
April 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,461,081	$65
Cash & Cash Equivalents	$1,380,169	$65
Accounts Receivable	$25,000	$0
Short-term Debt	$101,837	$0
Long-term Debt	$2,025,000	$0
Revenues/Sales	$472,283	$0
Cost of Goods Sold	NA	NA
Taxes Paid	NA	NA
Net Income/(Loss)	$(667,163)	$(374,736)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Mirrorscape, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C...i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
THE OFFERING AND THE SECURITIES 1
   The Offering 1
   The Deal Page 1
   The Securities...2
COMMISSION AND FEES 5
   Other Compensation 5
RISK FACTORS 6
   Risks Related to the Issuer's Business and Industry 6
   Risks Related to the Offering...9
   Risks Related to the Securities...11
   Description of the Business 15
   Business Plan...15
   The Issuer's Products and/or Services 15
   Customer Base...15
   Intellectual Property 15
   Governmental/Regulatory Approval and Compliance..15
   Litigation..15
USE OF PROCEEDS 16
DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 17
   Indemnification 17
CAPITALIZATION, DEBT AND OWNERSHIP 18
   Capitalization 18
   Outstanding Debt...19
   Ownership 19
FINANCIAL INFORMATION 21
   Cash and Cash Equivalents..21
   Liquidity and Capital Resources...21
   Capital Expenditures and Other Obligations 21
   Valuation..21
   Material Changes and Other Information..21
   Previous Offerings of Securities 21
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21
TAX MATTERS...22
LEGAL MATTERS 22
ADDITIONAL INFORMATION...23

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $200,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $125,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/mirrorscape (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $3,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $12,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and

Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of Capital Stock (the "**Nominee Designee**").

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary (A) a fee of seven percent (7%) of the dollar amount raised up to $200,000 (A.1) six percent (6.0%) of any amounts raised exceeding two hundred thousand dollars but not exceeding four hundred thousand dollars ($200,000.01-$400,000.00); (A.2) five percent (5.0%) of any amounts raised exceeding four hundred thousand dollars but not exceeding five million dollars ($400,000.01-$5,000,000.00)

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

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Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers, contractors and licensors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers, contractors or licensors do not provide the agreed-upon supplies, the agreed-upon properties, or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers or a particular licensor for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business, including acquiring licenses from major intellectual property rights holders. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain, obtain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, obtaining additional licenses and protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.]

Commented [KL1]: Please update to reflect that testing-the-waters communications will be hosted under Exhibit D.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary (A) a fee of seven percent (7%) of the dollar amount raised up to $200,000 (A.1) six percent (6.0%) of any amounts raised exceeding two hundred thousand dollars but not exceeding four hundred thousand dollars ($200,000.01-$400,000.00); (A.2) five percent (5.0%) of any amounts raised exceeding four hundred thousand dollars but not exceeding five million dollars ($400,000.01-$5,000,000.00)

The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer

receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities,

not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the

conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Mirrorscape is a Software Development Company.

The Issuer conducts business in California and sells products and services through the internet, and App Platforms throughout the United States and internationally.

Business Plan

Mirrorscape is a cross-platform virtual tabletop that leverages the magic of Augmented Reality (AR) for an authentic tabletop gameplay experience whether around the table or around the world. Like the world-building game Minecraft, and the creative sandbox Roblox, Mirrorscape brings players together, anywhere, on any modern device, creating and playing as though they were in the same room together. Strong partnerships with top brands players know and love including Marvel, Paizo, Modiphius and others. Mirrorscape is revolutionizing the way people play tabletop games.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Software game platform	Augmented Reality Virtual Tabletop Game Platform	Software is cross platform on iOS, Android, Mac, PC, and AR compatible hardware

Customer Base

We sell to players of tabletop games. There are approximately 335 Million worldwide customers that would be interested in Mirrorscape.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97372014	Mirrorscape	Trademark	04/20/2022	03/28/2023	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None (current or previous)

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$14,000	5%	$61,750
Software Development	70%	$140,000	72%	$889,200
Marketing	10%	$20,000	10%	$123,500
Sales, General, and Administrative	10%	$20,000	10%	$123,500
Operation Costs	3%	$6,000	3%	$37,050
Total	**100%**	**$200,000**	**100%**	**$1,235,000**

We intend to continue development of our Mirrorscape game platform for full product release. This includes monetizable product offerings using AI and IP Content Licensing.   Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

- Software Development: salary, benefits and other costs for the engineering of the product by developers and designers so that the application works across mobile, PC/Mac and spatial computing headsets and supports multiple players engaging simultaneously to play a game.
- Marketing: proceeds used for increasing awareness and interest in the product to include advertising, app store optimization, search engine optimization and customer relationship management
- Sales, General and Administrative: salary and benefits for management, administration of payroll, healthcare and other benefits, legal, accounting, travel and other expense

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Grant Anderson	CEO	CEO of Mirrorscape 2021-2024; setting company strategy and vision	Bachelor's degree: Computer Engineering University of California-Santa Barbara 1993
Donald Bland	COO	COO of Mirrorscape 2021-2024 ensuring operational execution of strategic plan	Bachelor's degree: Economics University of Montana 2001
Tripp Wood	Head of Sales and Marketing	Head of Sales and Marketing 2023-2024 increasing sales, awareness and interest in Mirrorscape 2021-2023 VP of Sales at D-Box Technologies, leader in haptic technology	Master of Business Administration University of Virginia 1991

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware State law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 4,860,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,860,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	NA
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.87%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Convertible Notes
Face Value	2,025,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Maturity Date 2024 - 4% Annual Simple Interest - 6 Million Pre Money Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.12%

Type	Options to Purchase Common Stock
Share Issuable Upon Exercise	412,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.47%

Subsequent Events: In February 2023 the Company award additional stock options totaling 72,250.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured Loan
Creditor	Donald Bland, COO
Amount Outstanding	$500,000.00
Interest Rate and Amortization Schedule	Interest Free
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	October 5, 2024
Date Entered Into	October 5, 2023

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Grant Anderson	3,050,000	62.67%
Donald Bland	1,500,000	30.86%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of January 30, 2024 the Issuer had an aggregate of $330,000.00 in cash and cash equivalents, leaving the Issuer with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$2,025000	$2,025,000	Product Development	March 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Donald Bland, co-founder and COO extended Mirrorscape a $500,000 no-interest loan for liquidity in October 2023. The Loan has no stipulations for repayment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at Mirrorscape.com/republic

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

MIRRORSCAPE, INC.
(Issuer)

/s/ Grant Anderson
(Signature)

Grant Anderson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Grant Anderson
(Signature)

Grant Anderson
(Name)

Chief Executive Officer and Director
(Title)

March 6, 2024
(Date)

/s/ Donald Bland
(Signature)

Donald Bland
(Name)

Director
(Title)

March 6, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Mirrorscape Inc.
(a Delaware Corporation)

Reviewed Financial
Statements

As of the years ended
December 31, 2022 and
December 31, 2021

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Mirrorscape Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of December 31, 2022 and December 31, 2021   FS-4

Income Statement for the years ended December 31, 2022 and
December 31, 2021   FS-5

Statement of Changes in Stockholders' Equity for the years ended
December 31, 2022 and December 31, 2021   FS-6

Statement of Cash Flows for the years ended December 31, 2022 and
December 31, 2021   FS-7

Notes and Additional Disclosures to the Financial Statements as of the
years ended December 31, 2022 and December 31, 2021   FS-8




Independent Accountant's Review Report

December 12, 2023
To: Board of Directors of Mirrorscape Inc.
Attn: Donald Bland, COO
Re: Financial Review 2022-2021

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Mirrorscape Inc. (the "Company"), which comprise the balance sheet as of the years ended December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material

modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Mirrorscape Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA   LLC
Robbinsville, New Jersey
December 12, 2023





Mirrorscape, Inc.
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 1,380,169	$ 65
Accounts receivable	25,000	-
Total Current Assets	1,405,169	65
Property and Equipment		
Furniture and Equipment	61,993	-
Accumulated depreciation and amortization	(6,081)	-
Net Property and Equipment	55,912	-
Total Assets	$ 1,461,081	$ 65

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	7,338	-
Accrued expenses	28,781	-
Accrued interest	65,718	-
Total Current Liabilities	101,837	-
Long-Term Liabilities		
Convertible notes	2,025,000	-
Total Long-Term Liabilities	2,025,000	-
Total Liabilities	2,126,837	-
Stockholders' equity		
Common stock, $0.00001 par value: 10,000,000 shares authorized		
4,860,000 shares issued and outstanding	49	49
Additional paid-in capital	652,920	651,577
Stock subscription receivable	(49)	(49)
Accumulated deficit	(1,318,676)	(651,512)
Total Stockholders' Equity	(644,575)	65
Total Liabilities and Stockholders' Equity	$ 1,461,081	$ 65

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues	$ 472,283	$ -
Operating Expenses		
Advertising and marketing	123,294	-
General and administrative	105,728	7,423
Salaries and wages	705,613	366,663
Professional fees	82,066	650
Royalties	54,318	-
Depreciation and amortization	6,081	-
Total Operating Expenses	1,077,100	374,736
Other (Income) Expense		
Interest expense	65,718	-
Stock based compensation	3,455	-
Other income	(6,827)	-
Total Other (income) expense	62,346	-
Net Income (Loss)	$ (667,163)	$ (374,736)

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Common Stock		Additional Paid in Capital	Stock subscription receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Value ($ par)				
Balance as of December 31, 2020	4,700,000	47	276,776	(47)	(276,776)	-
Issuance of common stock	160,000	2	-	(2)	-	-
Capital contributions	-	-	374,801	-	-	374,801
Net loss	-	-	-	-	(374,736)	(374,736)
Balance as of December 31, 2021	4,860,000	49	651,577	(49)	(651,512)	65
Return of capital	-	-	(2,113)	-	-	(2,113)
Stock based compensation	-	-	3,455	-	-	3,455
Net loss	-	-	-	-	(667,163)	(667,163)
Balance as of December 31, 2022	4,860,000	$ 49	$ 652,920	$ (49)	$ (1,318,676)	$ (665,756)

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (667,1163)	$ (374,736)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	6,081	-
Accrued interest	65,718	-
Stock based compensation	3,455	-
Changes in operating assets and liabilities:		
Accounts receivable	(25,000)	
Accounts payable	7,338	-
Accrued expenses	28,781	-
Net cash provided by (used in) operating activities	(580,791)	(374,736)
Cash Flows from Investing Activities		
Purchase of furniture and equipment	(61,993)	-
Net cash used in investing activities	(61,993)	-
Cash Flows from Financing Activities		
Proceeds from notes payable issuance	2,025,000	-
Capital contributions/(return of capital)	(2,113)	374,801
Net cash used in financing activities	2,022,887	374,801
Net change in cash and cash equivalents	1,380,104	65
Cash and cash equivalents at beginning of year	65	-
Cash and cash equivalents at end of year	$ 1,380,169	$ 65

The accompanying footnotes are an integral part of these financial statements.

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Mirrorscape, Inc. ("Company") was organized as a Delaware corporation on May 15, 2020. The Company is a cross-platform virtual tabletop that leverages the magic of Augmented Reality (AR) for an authentic tabletop gameplay experience whether around the table or around the world. Mirrorscape brings players together, anywhere, on any modern device, creating and playing as though they were in the same room together.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $1,314,900 as of December 31, 2022. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during 2023 and expects to raise additional capital to finance operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through December 1, 2023, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the valuation of stock-based compensation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over to a customer. The transaction price is easily identified in the purchase price and payment is generally received at the time of sale.

The Company generates revenues by selling in-game features of game currency and special digital items for customized game play. The Company's payments are generally collected upfront. The digital goods are transferred to the customer at the point-of-sale which fulfills the Company's performance obligation in full. As of December 31, 2022 and 2021 the Company had no deferred revenue for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The Company measures and recognizes its stock-based compensation based on estimated fair values for all stock awards. The Company estimates the fair value of stock options under the stock plan issued to employees on the date of grant using the Black-Scholes-Merton option pricing model, which is impacted by the estimated fair value of the Company's common stock, as well as certain assumptions including the expected volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The Company recognizes the resulting stock-based compensation over the vesting period. The Company accounts for forfeitures as they occur.

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company has no lease commitments, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
*   The Company elected the hindsight practical expedient, for all leases.
*   The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
*   The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities will be recognized at commencement date based on the present value of lease payments over the lease term.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

NOTE 3 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2022 consist of the following:

Accrued royalties	$	22,008
Accrued wages		6,773
	$	28,871

NOTE 4 – CONVERTIBLE NOTES

In 2022 the Company issued $2,025,000 of unsecured convertible notes (Notes) with maturity dates between February 2024 and April 2024. The Notes accrue interest at 4% per annum. As of December 31, 2022 the Notes remained outstanding and unconverted. Accrued interest totaled $65,718.

The Notes are convertible upon a Qualified Financing (as defined below), or a Change of Control Transaction. Qualified Financing means the next sale of preferred stock of the Company to investors for the principal purpose of raising capital with aggregate gross cash proceeds to the Company of at least $2,000,000 (excluding the sale or conversion of the Notes), with the rights and designations of the preferred stock to be established by the Board of Directors pursuant to its Certificate of Incorporation.

If the Note is not repaid in full prior to the Qualified Financing Closing Date, then effective automatically immediately prior to the Qualified Financing Closing Date, the Outstanding Amount as of the Qualified Financing Closing Date shall automatically be converted into that number of shares of Qualified Financing Stock equal to the Outstanding Amount divided by the lesser of (A) the Preferred Issuance Price, and (B) the price equal to (1) $6,000,000, divided by (2) the Fully- Diluted Capitalization as of the Qualified Financing Closing Date.

The Qualified Financing Stock delivered to Holder pursuant to conversion hereunder shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall execute and deliver transaction documents of the Qualified Financing and enjoy the same contractual rights, and be bound to the same obligations and duties, as other investors in the Qualified Financing.

Optional Conversion at the Outside Maturity Date

If the Note remains outstanding as of the Outside Maturity Date, and no Qualified Financing or Change of Control Transaction has occurred, then the Holder, in its sole and absolute discretion, may elect at any time thereafter to convert the Note into that number of shares of newly created series of Series Seed Preferred Stock (the "Series Seed Preferred") of the Company equal to the Outstanding Amount divided by the price per share equal to (A) $6,000,000, divided by (B) the Fully-Diluted Capitalization as of the Outside Maturity Date. The terms and provisions of the Series Seed Preferred and related rights, preferences, privileges and restrictions shall be based upon the most recent version of the model legal documents posted at www.nvca.org provided, however that the holders of Series Seed Preferred shall not be entitled to a seat on the Board of Directors as a result of a conversion into Series Seed Preferred at the Maturity Date.

Elective Conversion upon a Change of Control

If at any time while the Note remains outstanding the Company intends to effect a Change of Control Transaction, then the Company shall notify Holder at least thirty (30) days prior to the

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

Change of Control Transaction ("Change of Control Notice"). Upon receipt of the Change of Control Notice, the Holder, in its sole and absolute discretion, may elect that (i) the Company shall pay, at the closing of the Change of Control Transaction, Holder an amount equal to the principal balance of the note in addition to the accrued interest in U.S. dollars or (ii) the Outstanding Amount as of the Change of Control Transaction shall be converted into that number of shares of the Company's common stock equal to the quotient obtained by dividing the then Outstanding Amount, by the conversion price resulting from dividing of $6,000,000 by the Fully-Diluted Capitalization as of immediately prior to the Change of Control Transaction, in each case of clause (i) and (ii) in full satisfaction of the Company's obligations under this Note

NOTE 5 – STOCK OPTIONS & STOCK BASED COMPENSATION

The Company has adopted a 2022 Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 625,000 shares of common stock options to be granted. The Company granted a total of 412,000 options as of December 31, 20212 of which 412,000 remain issued and outstanding. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises from a pool of reversed shares.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	0	$	0.00
Granted	412,000	$	0.05
Exercised	(0)	$	0.00
Expired	(0)	$	0.00
Options outstanding, end of year	412,000	$	0.05

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	0	$	0.00
Granted	412,000	$	0.05
Vested	(88,542)	$	0.05
Forfeited	(0)	$	0.00
Total non-vested options outstanding, end of year	323,458	$	0.05
Options exercisable, end of year	412,000	$	0.05

The total calculated value of stock options granted as of December 31, 2022 was $16,078 and, of which $3,455, was included in stock option compensation expense for the year ended December 31, 2022 The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $12,623 as of December 31, 2022.

MIRRORSCAPE, INC.
NOTES TO FINANCIAL
STATEMENTS AS OF DECEMBER
31, 2022 AND 2021 (UNAUDITED)

NOTE 6 – LICENSING AND ROYALTIES

In January 2022 the Company entered into a non-exclusive license agreement with Apotheosis Studios until January 31, 2025. The license agreement requires a royalty payment between 30-50% of net sales of licensed IP with no minimum royalty. The Company may extend the agreement for an additional year if notified by January 1, 2025. Royalties paid or accrued to Apotheosis Studios for the year ended December 31, 2022 was $827.

In December 2021 the Company entered into a non-exclusive license agreement with RPM Models, LLC until November 30, 2024. The license agreement requires a royalty payment of 30% of net sales of licensed IP with no minimum royalty. Royalties paid or accrued to RPM Models, LLC for the year ended December 31, 2022 was $ 21,181.

In September 2021 the Company entered into a non-exclusive license with Clynche that renews successive 1-year terms with a 90-day notice. The license agreement requires a royalty payment of 10% net sales of licensed IP, with no minimum royalty. Royalties paid or accrued to Clynche for the year ended December 31, 2022 was $0.

In April 2021 the Company entered into a non-exclusive license with Dwarven Forge until May 5, 2023. The license agreement requires a royalty payment of 15% of net sales of licensed IP with a $2,500 minimum. The Company is currently negotiating an extension. Royalties paid or accrued to Dwarven Forge for the year ended December 31, 2022 was $24,731.

In April 2021 the Company entered into a non-exclusive license agreement with Fat Dragon Games until May 1, 2024. The license agreement requires a royalty payment of 3.5% of net sales of licensed IP with no minimum royalty. Royalties paid or accrued to Fat Dragon Games for the year ended December 31, 2022 was $7,579.

NOTE 7 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income.

Deferred tax assets and liabilities using a 21% tax rate as of December 31, 2022, as summarized as follows:

Deferred tax assets:		
Net operating loss and tax credit carryforward	$	136,554
Deferred tax liabilities:		
Depreciation and amortization		(11,742)
Less: Valuation allowance		(124,812)
Deferred tax assets, net	$	-

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2022. The Company will maintain a valuation

allowance until sufficient positive evidence exists to support its reversal.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 9 – SUBSEQUENT EVENTS

Stock Options

In February 2023 the Company award additional stock options totaling 72,250.

Founder Loan

In October 2023 the Company received a loan to fund operations from a founder for $500,000. The loan is non-interest bearing and is due October 5, 2024.

Licensing Agreement

In June 2023 the Company entered into a non-exclusive license agreement with Norse Foundry, Inc. until June 30, 2026. The license agreement requires a royalty payment of 50% of net sales of licensed IP with no minimum royalty.

Management's Evaluation

Management has evaluated subsequent events through December 12, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Mirrorscape, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Mirrorscape, Inc., a Delaware Corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a) <u>Equity Financing</u>.

    (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

    (ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue

the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

Commented [A2]: NTD: This provides considerable downside protection to investors in the event the First Equity Financing is a down-round, please ensure you understand the mechanics of this term.

Commented [A3R2]: We are comfortable with this

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United

Commented [A4]: The common stock par value reported in the financial statement is $0.0001. Please clarify and update globally as applicable.

Commented [A5R4]: It is $0.00001. Don/Tripp – please fix the financial statement

Commented [A6]: Please consider whether this is an appropriate triggering event for the issuer. In addition, if this is the preferred equity financing amount, please remove template guidance brackets and highlights.

Commented [A7R6]: It is. Thank you

States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a) The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer,

6

it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions

with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's

registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f) If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further,* that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Mirrorscape, Inc.

By:
Name: Donald Bland
Title: COO
Address: 8023 Beverly Blvd, Suite 1 #505 Los Angeles CA 90048
Email: don@mirrorscape.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Mirrorscape, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

Commented [A8]: Please include issuer entity name.

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the majority of the voting power of class of securities the Equity Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

Commented [A9]: The Nominee voting direction recorded in the Form C draft is with the majority of the voting power. Please update to ensure consistency.

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for

any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Antonio Namwong, President

Date:

ISSUER:

By:

Name: Grant Anderson, CEO

Date:

Commented [A10]: Please complete with the appropriate the signatory information.

EXHIBIT C

Video Transcript

Video 1: Meet the Founders	
TITLE CARD: Meet the Founders	GRAPHIC: Mirrorscape Logo
Interview - Grant Anderson & Don Bland Grant : Hi I am Grant Anderson, CEO of Mirrorscape. Don: And I am Don Bland, COO and cofounder Grant : Throughout my career at Marvel, Apple, Sony and others; I have always worked at the intersection of technology and creative. I have also had the opportunity to work on some big budget productions that you may have heard of, including Matrix, titanic, Spider-Man and Lord of the Rings. But Ten years ago I threw all my talent behind immersive media working on big augmented and virtual reality location based Experiences. It is through those experiences I saw the beginning of the augmented reality revolution, an opportunity to transform the way people play games. Don: I focused my career on how to bring audiences closer to the action, using immersive technologies, Out in the field we did this with shows like ICE Road Truckers, or the deadliest catch among others. And in the studio we brought these same techniques back to build the first 3D television network in the world, 3Net, the joint venture between Sony, Discovery, and IMAX. Grant : And that is where we met Don: I am also an Emmy winning Cinematographer, Executive Producer, and I have two startup exits. Grant : I am a lifelong gamer and Dungeons and Dragons player since I was 7 years old. I love getting around the table for game night with my friends having some fun roleplaying action. I have always been frustrated by the time and physical constraints of getting everyone together. But by leveraging the power and magic of augmented reality, y0u can play around the table or around the world using life-like digital pieces that you can actually reach out and grab, as if they were real. It was with this idea that Mirrorscape was	Grant Anderson and Don Bland on camera

born. To bridge the gap between traditional gaming, in an increasingly digital world. Providing a new platform for creating, playing, streaming and publishing digital games and toys. Don: Let us show you how it works…	
TITLE CARDS OF VARIOUS GAMING QUOTES FROM PRESS OUTLETS	
Interview - Grant Anderson & Don Bland Don: At Mirrorscape, we are inventing the way that people play. Our amazing platform allows players to play in Augmented Reality in the devices they already have in their pockets. Grant: And looking forward with this investment, we are going to concentrate on three main areas. The first is spatial computing. Our app is already built from the ground up for spatial computing allowing us to easily move on to Apple vision pro, Meta Quest, and Qualcomm, where we have been selected as a Qualcomm Spaces Snapdragon Developer. Second is Artificial Intelligence. Using AI to rapidly bring new content onto the platform, generate in-game assets and provide publishing tools. Finally bringing on top-tier content and expanding into the multi-billion dollar toy industry. Don: Join us as we revolutionize the way that people play.	Grant Anderson and Don Bland on camera
TITLE CARD: MIRRORSCAPE	GRAPHIC: Mirrorscape Logo

Video 2: Game Play Trailer	
[TITLE CARD: MIRRORSCAPE] [SUBTITLE: AUGMENTED REALITY GAME PLATFORM] [Music] [GAMEPLAY FOOTAGE] -KEVIN "Take a look at this, we are going to use Mirrorscape, it is my favorite VTT." -ROZ "Ohh… Awesome. That is amazing" -KEVIN "yeah it uses augmented reality and the experience you get from it is great."	

[SUBTITLE: IMMERSIVE GAMING EXPERIENCE]

[Music]

[GAMEPLAY FOOTAGE]

-CROWD "cheers"

-KEVIN "And we're gonna have to roll initiative."

[Music]

-CROWD "Cheers"

[Music]

[GAMEPLAY FOOTAGE]

-KEVIN "Wow"

[SUBTITLE: GAME MASTER TOOLS]

[GAMEPLAY FOOTAGE]

[SUBTITLE: GM TOOLS]

[SUBTITLE: PLAYER POV]

[SUBTITLE: FOG OF WAR]

[SUBTITLE: PLAY IN LIFE SCALE]

-KEVIN "You can just hear the cacophony of ba]le.. uh Elendar, I need you to go in POV mode and I need you to look at the doors as we will reveal the map towards you…"

-ELENDAR "I can see inside yes yes I can see it well there's more there's more maps, more maps."

[Music]

[GAMEPLAY FOOTAGE]

[SUBTITLE: HUB SOCIAL GAME NETWORK]

[FOOTAGE OF COMPUTER SCROLLING A MIRRORSCAPE WEB PAGE]

[SUBTITLE: THE EVOLUTION OF TABLETOP GAMING]

[Music]

-KEVIN "You are just going to find out what happens next time." - Players "Aww." -KEVIN "We're just gonna save the map here." -PLAYER 2 "Man I'm gonna need a new character sheet" -PLAYER 3 "No you won't I'm going to heal you" [Music]	

Video3: Meet our Community	
TITLE CARD: MIRRORSCAPE	GRAPHIC: Mirrorscape Logo
	GRAPHIC: Meet an Investor
"I'm David Waxman, Managing Partner at Ten One Ten Ventures. We have spent a decade backing technical founders with a clear vision and deep customer focus. I was the first investor in Mirrorscape, and in the two years we have worked together, I have seen them go from a deo to a full featured platform enjoyed by thousands of passionate users. They have been clear in their vision and relentless in their pursuit of creating the best possible experience. The have also shown that they can forge partnerships with the top companies in tabletop gaming, and laid a foundation for a profitable long term business. So join us an investor in Mirrorscape, we see a bright future.	GRAPHIC: David Waxman David Waxman on camera
	Visuals of camera moving around the digital Mirrorscape game board
Title Cards of Various Gaming Quotes from Outlets	
"The best D&D virtual tabletop yet" -Games Radar	
"AR Brings Dungeons & Dragons To Life IRL" -VR Scout	
"I have seen the future of gaming and entertainment." -Wired	
"Tabletop's first 'all-in-one AR platform"	

-Wargamer	
"Mirrorscapes's rival to D&D's virtual tabletop wants to be 'the Apple of VTTs'" -Dicebreaker	
"Lets you see your game's board and characters come to life—all while letting you connect with your pals sitting nearby." -Nerdist	
	GRAPHIC: A First Impression
Matt Lillard: "you are about to change my world and I don't want it. Oh my god. And if you want to move characters, oh shut up, dude that's ridiculous Give me this, go away. Oh my god. Grant Anderson: And you can build as big as you want. And it reacts to light, so if it is dark its dark, if its light, its light. Matthew Lillard: This is *beep* insanity!	GRAPHIC: Matthew Lillard Shot: 3 men on camera with an iPad
	GRAPHIC: Players Love Mirrorscape
Various quotes form app store reviews:	

Excited for the potential   Jul 25
   DMDoggie

I've spent a lot of time just building awesome maps
and was using the beta to run my Wednesday Lost
Mines campaign and it's been super fun. There are
some missing features that they said are on the
roadmap that I'm looking for but in the meanwhile,
there's a ton of potential here.

Love the app   Jul 25
   XevilXimpX

This is a great app. Finally a way for me to not
have boxes and boxes of minis and tiles to play the
game. No more buying expensive tiles over and
over again or having to 3d print them myself, which
isn't cheap either. I make some fairly priced
purchases once and I can use the pieces over and
over again in my D&D games. Able to play   more

Awesome app   Jul 25
   Kitt E Furniture

Despite the Apple glitch releasing a version that
wasn't ready, this is an amazing app. I am a
kickstarter backer and have gotten to play with it in
the testing phase. It will only get better! The
graphics are fantastic and the number of devices it
works on is wide ranging. The support is fantastic
too. I can't wait to get my group on this platf   more

Amazing! The app and the team   Jul 25
★★★★★   DMKyletheKind

Backed this when I first heard about it on
Kickstarter. Money well spent. Have had the
pleasure to be part of its closed Beta. Got to help
test features and discuss things with the team.
At every turn have been amazed at the
thoughtfulness that they have put into this. Get
blown away by the details. The fact that they   more

The real deal   Jul 30
★★★★★   omegahelix

Very excited for this app. These guys are tech savy
D&D freaks and actually care about an authentic
and fun, user friendly experience and aren't just
trying to make money.

So fantastic!   Jul 25
★★★★★   raraziziiii

I've been waiting for this app for a year and it's
finally here! So fun and easy to build. Can't wait to
play w friends.

<table>
<tr><td>
Loving it, and this just the open beta
Jul 25
scotlandyard
I backed this on kickstarter and have been following along with development and various releases. Its very impressive that such an ambitious project more or less works as designed day one of the open beta. Having all the content available for free for a limited time to play with is awesome. I also really appreciate smart bun
more
Developing amazingly
Jul 26
=•!ZoMbYgUrL!•=
Felt that so far the graphics are amazing the way that everything ones together is amazing. The snap click of the when you get the dimensions right and you put it in place in hot snaps together. It's amazing the coloring and shading is really good. I like the animated fire and the animated broomstick is really cute. I can't wait to see
more</td><td></td></tr>
<tr><td></td><td>GRAPHIC: Meet a Player</td></tr>
<tr><td>Lygerseye: “Why do I love Mirrorscape? I first got into D&D when I got into 3D printing, and I was excited to provide my DM with terrain pieces. Recently though, I moved out of the area.

And I appreciate the group’s willingness to add me as a remote player, thanks to an iPad strapped to the table, but the situation was less than ideal. Mirrorscape has helped bridge the gap between in-person and remote play. Not only does everyone have a clear view of the table from where they are sitting, the maps are bigger and with more detail than the 3D prints. Mos of all Mirrorscape lets me feel like I am sitting around the table with my friends halfway across the country.”</td><td>GRAPHIC: Lygerseye https://bit.ly/lygerseye

Game board on camera with a PIP of lygerseye talking to camera.</td></tr>
<tr><td>TITLE CARD: MIRRORSCAPE</td><td>End 3:18</td></tr>
</table>

Video 4: Mirrorscape Platform Overview	
TITLE CARD: MIRRORSCAPE	GRAPHIC: Mirrorscape Logo

VO: This is Mirrorscape, the future of digital play	GRAPHIC: The future of play in Augmented Reality
VO: This is Mirrorscape, the future of digital play. Mirrorscape can be played across hundreds of devices on phones, tablets, PCs, and mixed-reality headsets, giving you a lifelike, authentic tabletop experience any way you play.	Visuals of Different devices mirrorscape can be played on
VO: We are building a digital storytelling gaming platform for all ages.	Shot of two young boys play mirrorscape on a laptop and headset
VO: Mirrorscapes's innovative platform bridges the gap between traditional analog tabletop gaming and digital games providing a unified solution for creating, playing, streaming, and publishing games and digital toys	Visuals of iPad sitting on a table with a game board on the screen. Visual of camera moving around the digital Mirrorscape game board
VO: We are pioneering a new paradigm of immersive play. Introducing Life Scale gaming, a new way to for players to imagine, build, game, and monetize their digital creations in a life-size digital world that fits inside your pocket Walk through digital game maps and adventures, augmenting your reality, and providing opportunities for entertainment and adventure around every corner.	Visuals of iPhone with game board in life size while walking through a park.
VO: Our vision is to revolutionize the way people play in an increasingly digital future with the best content, games, and social experiences on one platform, available to billions of players	Shot of teenage boy on a laptop
VO: So join us on an adventure to change the world, we cant wait to have you as pert of the team…	Visuals of computer sitting on a table with a game board on the screen.
TITLE CARD: MIRRORSCAPE	GRAPHIC: Mirrorscape Logo

Video 4: Life Scale Point of View (POV)	Various Mirrorscape game play video

EXHIBIT D

Testing the Waters Communications

If you are not able to see this mail, click here





You Can Invest in Mirrorscape!

Today is the day! We are proud to announce **we are opening advanced reservations on Republic,** a platform giving everyone access to early-stage startup investing!

Let's get started!

Mirrorscape is growing thanks to our incredible community of players and many of you have asked us how you can participate in the growth of our company--just like our VCs. **We are passionate about inventing the future of play using augmented reality and want to welcome fellow adventurers in our quest!**

Mirrorscape is growing thanks to our incredible community of players and many of you have asked us how you can participate in the growth of our company--just like our VCs. **We are passionate about inventing the future of play using augmented reality and want to welcome fellow adventurers in our quest!**

This is your opportunity to explore the different funding tiers and the exclusive Perks! **You will not be charged during this early Reservation period**--its all about expressing your interest and getting acquainted with the Republic platform. You will be asked to create an account and, when its time to fund your reservation, to verify your identity as required by the SEC.

Don't miss out on this opportunity to be part of something extraordinary! **Why be just a player when you can be an owner? Click below to learn more and secure your spot.**


Yes! Show me the Deal Page


Investing in startups might seem daunting, especially if you are new to the game, but fear not – we'll guide you every step of the way! **Look out for follow-up emails on how it all works, what you get, and what your investment will enable us to build.** We'd love to have you join the party and embark on this exciting new adventure with us!

Investing can be risky, and there are no sure things, so its also important to keep in mind the disclaimers below!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Thank you for your support! We look forward to the next step of this adventure with you.

Game on!

The Mirrorscape Team



Mirrorscape
8023 Beverly Blvd
Suite 1 #505
Los Angeles, CA 90048
support@mirrorscape.com



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Brevo

© 2023 Mirrorscape





Our Journey So Far...

We started Mirrorscape because **we as players wanted a more authentic way to play the TTRPGs we loved** whether we were around the table or around the world—and you've made it possible! Let's review our journey so far:

- **We had an incredible Kickstarter** that showed we weren't alone—many of you wanted an authentic way to build and play in a fully 3D virtual environment and experience it in rich, vivid augmented reality.
- **We raised our first round of VC funding** with the strong show of support from the community.
- **We launched our closed beta app** to Kickstarter backers in April 2022 and created an amazing community on our Discord channel.
- **We opened the mobile app to the world in open beta** in July 2023 on iOS and Android.
- **We delivered our first PC version** in September 2023 and will soon deliver a full featured version on Steam.
- **Along the way we earned great press on sites like Wired, PC Gamer, TechCrunch, VentureBeat and others.**

Now we're inviting you to help write the next chapter by becoming an equity owner in Mirrorscape. **We've already hit over $100K in reservations in our first two days on Republic, our equity crowdfunding partner!** Join our journey and you can **share in our future success, just like our early investors. No payment is required to make a reservation!**

Yes! Reserve a Spot!

...and What's Next

Mirrorscape's innovative platform bridges the gap between traditional tabletop gaming and an increasingly digital world by **building a unified solution for creating, playing, streaming, and publishing games and digital toys**. We are bringing the best content, games, and social experiences on one scalable and high-performance platform and making it available to billions of players. **With your help, we're building Mirrorscape so players can:**

- **leverage augmented reality (AR)** to see stunningly lifelike virtual game boards and pieces seamlessly integrated into their real-world surroundings.
- **transcend geography** and connect and play as if they were physically gathered together around the same table.
- **use gesture recognition** to reach out and "grab" digital objects as if they were real.
- **cross-play** on iOS or Android mobile devices, PC or Mac and —coming soon—on **spatial computing headsets including Meta Quest 3 and Apple Vision Pro.**
- **play for free** and share purchased content
- **use AI tools** to streamline gameplay, create and publish home-brew content and participate in our UGC economy
- **stream gameplay in augmented reality** to viewers on their own tables, for an incredible new experience

Yes! I want to help!

Investing can be risky, and there are no sure things, so its also important to keep in mind the disclaimers below!

Next week we'll share more information on the Republic platform and what it means to be an Angel Investor. In the meantime, to stay up to date on all the latest product features, community activities and new content partnerships, **join the Discord**! Meet helpful members of the community who are ready to answer your questions, and are already using Mirrorscape, to create and play games!

Thank you for your support! We look forward to the next step of this adventure with you.

Game on!

The Mirrorscape Team



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Mirrorscape
8023 Beverly Blvd
Suite 1 #505
Los Angeles, CA 90048
support@mirrorscape.com







Own a Stake in Mirrorscape!

**Want to join our VC investors and take a stake in the future
success of Mirrorscape?** Angel investing was previously available
to only the wealthiest 3% of households. **Here at Mirrorscape we
want to level the playing field and give everyone a chance to
share in the future of our business alongside our VC
investors.** To do that, we are hosting a "Reg CF" investment
campaign on Republic, a leading private investment platform.

Yes! I Want to be an Angel!

Here's How it Works

When you invest, what exactly are you getting?

Mirrorscape plans to open a [Crowd SAFE](#) (or "Simple Agreement for Future Equity"). **Crowd SAFE is an investment contract creating by the Securities and Exchange Commission (SEC) between investors and companies looking to raise capital.**

Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets. Investors using the Crowd SAFE get a financial stake in the company, but are not immediately holders of equity. Investments are converted to equity if certain "trigger events" occur, such as the company's acquisition or IPO.

Your return depends on your investment amount, the company's exit valuation (how much the company is worth if and when a trigger event happens), and the terms of the Crowd SAFE.

Let Me See the Offers!

No Thanks (no more updates)

What is Republic?

We have chosen Republic, a leading private investment platform to host the campaign and manage the SEC regulatory process. **Republic has fully vetted Mirrorscape by examining our business to ensure we meet all the requirements to conduct the "Reg CF" (short for "Regulation Crowdfunding") campaign.** This is not their first adventure, so you (and we) are in capable hands. You can find out more about Republic here:

- [About Republic](#)
- [Why Invest?](#)
- [Check out some current offerings](#)

Questions? Ask the Founders!

Join us TUES MAR 5 at 5pm PST/8pm EST on Discord for a chance to "Ask Me Anything" (AMA)! CEO Grant Anderson and COO Don Bland will field all your questions about the company, our future plans and products, and how you can participate in our future growth as an investor.

Investing is risky, and there are no sure things, so its also important to keep in mind the disclaimers below!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Thank you for your support! We look forward to the next step of this adventure with you.

Game on!

The Mirrorscape Team



Mirrorscape
8023 Beverly Blvd
Suite 1 #505
Los Angeles, CA 90048
support@mirrorscape.com



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© 2023 Mirrorscape

 **Mirrorscape**
6d · 🌐

Invest in Mirrorscape! https://zurl.co/jwaQ We are on Republic, a platform that makes start-up company investing available to small investors, just like for our VCs. Be a player AND an owner! Help invent the future where you build & walk thru your 3D map in #augmentedreality

Reg CF Disclaimer

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

 **Mirrorscape**
February 29 at 12:00 PM · 🌐

···

Now you can invest in Mirrorscape just like our VCs! We want our community to participate in our future success alongside our early investors. Be a player AND an owner! Check it out here: https://republic.com/mirrorscape #TTRPGRising

Registration Crowdfunding Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.







INVEST IN THE FUTURE OF PLAY
republic.com/mirrorscape
MIRRORSCAPE
Augmented Reality Tabletop

mirrorscapexr

mirrorscapexr Now you can invest in Mirrorscape just like our VCs! We want our community to participate in our future success alongside our early investors. Be a player AND an owner! Check it out here: https://republic.com/mirrorscape #TTRPGRising

Registration Crowdfunding Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Pre-registration is
now live!
invest in
the future
of play!
republic.com/mirrorscape
become an
owner
MIRRORSCAPE

mirrorscapexr

mirrorscapexr Invest in Mirrorscape! https://zurl.co/jwaQ We are on Republic, a platform that makes start-up company investing available to small investors, just like for our VCs. Be a player AND an owner! Help invent the future where you build & walk thru your 3D map in #augmentedreality

Reg CF Disclaimer
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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 **Republic**

Company Name	Mirrorscape, Inc.

Logo



Headline   Creating the future of play in Augmented Reality

Slides









Tags	B2C, Video Games, AR/VR, Creator Economy, LGBTQIA+ Founders, Combat Carbon, Social Media + Networks, AI & Machine Learning, Crowd SAFE, Companies

Pitch text

Summary

- Reinventing tabletop play with augmented reality & gesture control
- Converging video games ($158B), board games ($13B) & AR gaming ($11B)
- With 336+ million RPG fans, 5+ billion toy & board game players worldwide
- Featured in Wired, PC Gamer, GamesRadar+, VRScout, Wargamer & more
- Projected $8M revenue with 2M downloads in 2025
- $1.2M cash raise delivers 12 months of development & go-to-market runway
- Award winning team with 45+ years of 3D/VR/AR entertainment experience

Custom

Opportunity

Invest in the future of play in

augmented reality



Friends and families have gathered around tables to play board games for hundreds of years. It's a communal and rewarding opportunity to exercise imagination, strategize and socialize. However, it is limited by the physical constraints of place and time. Moreover, current online solutions turn tabletop play into top-down 2D presentations which leaves the experience lacking.

Mirrorscape: revolutionizing the way we play!



Mirrorscape's innovative platform bridges the gap between traditional tabletop gaming and an increasingly digital world. This is done through the provision of **a unified solution for creating, playing, streaming, publishing**

games and digital toys. We are bringing the best content, games, and social experiences on one scalable and high-performance platform. It will be made widely available to billions of players.

With Mirrorscape, players can:

- leverage **augmented reality (AR)** to see stunningly lifelike virtual game boards and pieces seamlessly integrated into their real-world surroundings
- **transcend geography,** connect and play as if they were physically gathered together around the same table
- **use gesture recognition** to reach out and "grab" digital objects as if they were real
- **cross-play** on iOS or Android mobile devices, PC or Mac, and coming soon on **spatial computing headsets including Meta Quest 3 and Apple Vision Pro**
- **play for free** along with in-app purchases and subscriptions.
- use **AI tools** to streamline gameplay, create and publish home-brew content to participate in our UGC economy
- **stream gameplay in augmented reality** to thousands of other user's own tables for an incredible new viewing experience


AR Platform
Networked play in Augmented Reality with lifelike digital twins of games and toys you know and love
AI Game Engine
AI tools that streamline gameplay and let users create their own games and assets
Social Network
Deep social integration for players to find games, chat, post, and share their creations
AR Streaming
New kind of streaming platform to share your game and play sessions with the world
Digital Marketplace
IAP + Subscriptions + UGC
Licensed Games +
Digital Assets

Market

With 3,000 new titles released annually, the global gaming market continues to expand rapidly, with a growing demand for unique and immersive experiences. **Tabletop gaming and toys, traditionally limited by proximity**

and physical objects, is ripe for disruption. Mirrorscape currently targets 336 million Role-Playing Game (RPG) fans and is growing to address the 1 billion board game players market and the 3 billion toy players market.


INITIALLY SERVING GLOBAL TABLE TOP MARKET
22% of tabletop gamers are willing to spend more than $1,000 on new games per year
DIGITAL RPG GAMERS
336M x Worldwide
BOARD GAME PLAYERS
1B x Worldwide
KIDS TOY MARKET
2.5B x Worldwide
2024
2025
2026

Invest in the company revolutionizing the gaming industry!

With a unique value proposition, advanced technology, scalable architecture, and a proven monetization strategy, we are well-poised for sustained growth.

Product

Create, play, stream and publish tabletop games in authentic 3D and AR

Available on iOS, Android, PC/Mac and coming soon to Apple Vision Pro, Meta Quest 3 and other XR glasses and headsets.


Mirrorscape is the LEADING 3D visualization tool for Tabletop Games
Play Anywhere
Free to play
Industry leading content
Dedicated Fanbase
User Generated Content
Hours long game sessions

Augmented reality

Mirrorscape allows you to see the game as if it's on your actual tabletop using the magic of augmented reality! Digital twins of real world gaming pieces brings authentic play to the digital realm.


Magic of Augmented Reality on the device you already own
Authentic digital twins of terrain & miniatures gamers know & love

AI Tools

Assistive game tools allow for faster user content creation, smoother gameplay, and seamless publishing.


• Auto generated terrain and maps
• 2d-to-3d map generation
• World building tools
• On-demand 3D model generation
• AI game assistant

Immersive Play

We are creating a new level of immersive play that invites you to use intuitive gesture control to reach out and physically "grab" virtual objects just as you would around your actual table.



Mirrorscape Hub: Social network for gamers!

Mirrorscape Hub allows all players to find games and game groups, schedule their adventures and share their experience.


18,000+
Accounts
6,000+
Maps Saved
• Connect players to games
• Schedule games
• Share maps & UGC
• Learn to play
• Talk games in game groups

Life-scale Point-of-View (PoV)

Mirrorscape allows players to easily build and then explore their game worlds from their character's perspective or actually walk through their creations in augmented reality!

Cross-platform

Mirrorscape revolutionizes gaming with seamless cross-platform play on iOS, Android, Windows PC, Mac and spatial computing headsets including Apple Vision Pro.


macOS
Windows 10
App Store
Google Play

Traction

A proven market fit with outsized spend and dedicated community

April 2022 Kickstarter beat expectations and raised nearly $500k between pledges and pre-orders. Average pledge beat the norm for Kickstarter digital product by 4x at $132.


$420K
30 Days
$132
Average Pledge
3,719
Backers
10X
Projections
Audience validated the market desire for an AR gaming solution
Valuable Feedback from dedicated community
Much higher revenue per backer than expected

Our users are spending more time and money than many AAA video games


Open Beta
18,000+
Accounts
96 MIN
Session Length
1.4M
Minutes in App
$93
ARPPU
$1.23
ARPU
#1
Search Rank
Conversion to paid user is top 75% of all Unity games
20% Conversion to paid after free trial
ARPU Exceeding Benchmark for mobile RPGs

Press

Over 50+ positive articles from major publications (please see the "Press" section below for links to articles in full).


gamesradar+
"The best D&D virtual tabletop yet"
VRSCOUT
"AR Brings Dungeons & Dragons To Life IRL"
WIRED
"I have seen the future of gaming and entertainment"
WARGAMER
"Tabletop gaming's first 'all-in-one' AR platform"
Dicebreaker
"Mirrorscape's open-license rival to D&D's virtual tabletop wants to be 'the Apple of VTTs'"
Nerdist
"Lets you see your game's board and characters come to life–all while letting you connect with your pals sitting nearby"

Customers

Our passionate, dedicated customers love us.


4.7

Licenses & content

The best content from top publishers in the tabletop industry.


D&D
5E
PATHFINDER
Fallout
KOBOLD
Press
MODIPHIUS
ENTERTAINMENT

Lifelike digital twins of top gaming brands.


Terrain
Miniatures
Custom Minis
Custom Dice
HERO
FORGE
DEATH
SAVES

Business Model

Free-to-play business model



Mirrorscape uses the free-to-play (F2P) business model that dominates mobile and online gaming like Fortnite. Free-to-play removes barriers to entry with free app install and a free trial. Users can then customize their game experience with in-app purchases (IAP) from a large catalog of miniatures, terrain, dice and other game assets.

Future plans call for making all items to be available via an optional "all you can eat" subscription model, allowing role-playing game masters to sell tickets to professionally curated adventures, allowing users to sell their unique creations and creating advertising opportunities during streamed games.



On the publishing side, Mirrorscape allows creators to rapidly prototype their product and bring it to market without the friction and cost of the supply chain. This includes manufacturing, shipping, and returns, thus resulting in 15x the profit margins!

Vision And Strategy

Inventing the future of play

Our vision is to revolutionize the way people play in an increasingly digital future with the best content, games, and social experiences on one platform, available to billions of players.


Tabletop RPGs
2024
D&D
PATHFINDER
MULTIVERSE
ROLE PLAYING GAME
Fallout
Kobold Press
Boxed Games
2025
CATAN
asmodee
TICKET TO RIDE
ZOMBICIDE
CMON
STAR WARS
LEGION
Risk
WARHAMMER
Tabletop Digital Play
2026
MATTEL
MASTERS
Hot Wheels
Barbie
Hasbro
G.I. JOE
LEGO
STAR WARS

Revenue & growth

We expect growth to accelerate at an increasing rate generated by greater availability of the app on a variety of devices, more content and larger catalog of available in-app purchases. This growth is boosted further with user-generated content, the breakthrough experience of playing games in AR with gesture control and the use of AR glasses like Apple Vision Pro and Meta Quest 3.



Progress & future initiatives

With our current funding, we've built the preeminent platform for playing and sharing tabletop role-playing games. It's now played the way they were meant to be — in authentic 3D using the magic of augmented reality.

Future funding will be allocated toward:



- **Spatial Computing Headsets:** Though we're shipping on the mobile devices people currently have in their pockets, our platform is built from the ground up for coming augmented reality glasses including the Apple Vision Pro, Meta Quest, and Qualcomm's Snapdragon Spaces platform. **Mirrorscape is selected as an official Snapdragon Spaces developer.**



Reaching out and using gesture recognition to directly move pieces with your hands is truly magic and takes authenticity of play to an entirely new level.





- **AI:** Leveraging onto advanced AI tools allows us to rapidly bring on new content partners, quickly generate in-game assets, and provide robust publishing tools for user-generated content and our licensing partners.
- **Content:** Continuing to bring on top-tier content from well-known publishers and game manufacturers while expanding into the multi-billion dollar toy market.

Leadership

Award winning team with 45+ years of 3D/VR/AR immersive

entertainment experience


Grant Anderson
CEO
MARVEL
Don Bland
COO
discovery+
SONY
Grant Anderson: Executive Producer, Creative Director, Visual Effects Supervisor
Apple, Marvel, Dreamscape Immersive, Stan Lee Media, Founded Jaunt Studios and Executive Director at Sony's 3D Center
Don Bland: Executive Producer, Founder, Cinematographer

Team

•	Grant Anderson	CEO	Grant is an executive producer, creative director, visual effects, and VR/AR supervisor. He has created award-winning work for Apple, Sony, Disney, Dreamscape Immersive, and Stan Lee and Academy Award winning films including Titanic and Spider-Man.
•	Don Bland	COO	Don Bland is an Emmy award-winning Cinematographer and Executive Producer. Founding team member for 3net, America's first 3D television network, and has built cutting-edge XR products. He has two startup exits.

Perks

$150	Sharable Social Media Owners Graphic Printable PDF Ownership Certificate	
$250	All bonus perks above + Exclusive in-game badge 1000 ARCoin in-game currency	
$500	All bonus perks above + 2000 ARCoin in-game currency Ask Me Anything Demo on Discord	
$1,000	All bonus perks above + 3000 ARCoin in-game currency Social Media Recognition from Mirrorscape account	
$2,500	All bonus perks above + 4000 ARCoin in-game currency Apple Vision Pro Closed Beta Early Access	
$5,000	All bonus perks above + 5000 ARCoin in-game currency Video call with Founders	
$10,000	All bonus perks above + 6000 ARCoin in-game currency Game Night with Founders	
$25,000	All bonus perks above + 7000 ARCoin in-game currency 1:1 Call with Founders	

| $50,000 | All bonus perks above + 10000 ARCoin in-game currency iPad preloaded with Mirrorscape and all in-game items |

| $125,000 | All bonus perks above + 20000 ARCoin in-game currency Trip to Los Angeles and dinner at San Vicente Bungalows with Founders |

FAQ

Is Mirrorscape free to play?	Yes, Mirrorscape is free to play, and you can connect and play with your friends anytime, anywhere using the augmented reality and other tools that are already on your mobile iOS or Android device. Mobile users can cross-play with users of the PC and Mac versions. If you want to customize your adventure we offer additional options through in-app purchase, just like your other favorite games.
Does Mirrorscape have free digital terrain, minis, maps and dice?	Yes! When you join you will automatically be gifted with our Free Starter Set including digital dungeon terrain from Dwarven Forge, cavern terrain from Fat Dragon Games, and player minis from Reaper Miniatures. Link your Hero Forge account to Mirrorscape and you will also get 5 free minis from Hero Forge. If you visit the Store, you will also find free maps created by the community using these pieces, perfect for getting started on a new adventure! Mirrorscape also offers a free set of digital dice that perform with real-world physics. Put your map into AR and watch your dice bounce off your actual table! Mirrorscape automatically journals each of your dice rolls and displays your total. You can also find additional dice from partners like Norse Foundry and Death Saves in the Marketplace, each tested to roll like their physical counterparts.

How do I build maps on Mirrorscape and how big can they be?

Mirrorscape offers a selection of terrain from great partners like Dwarven Forge and Fat Dragon Games. To start, check your library and see the assortment of free dungeon and cavern tiles you get as part of the Free Starter Set. Drag the tiles from your Library inventory onto the table and you will notice that you can move them easily simply by pressing and holding them. They are built to easily connect and once you give it a shot, you'll be a master in no time. Check out more instructional videos on building on our YouTube channel.

Build as big as your dreams! Digital tiles can be reused an infinite number of times, so that one floor tile can make a huge throne room or a plaza. Visible map size will be limited to the size of your display space, like the table in the virtual tavern or the size of the area in your AR settings. As you grow your map you may want to explore castles, wilderness, villages, and more by checking out the Store for additional in-app purchases.

Does Mirrorscape offer pre-built maps for adventures in Mirrorscape?

Yes! You will find a selection of pre-built maps, including free maps and maps useful for well-known adventures, in the Store.

How do I find friends and start a game on Mirrorscape?

To find and connect with your friends find the search box by looking in the upper left where you will see the silhouettes of two players and the word "Party" and 3 white dots to the right. Click the middle dot (or swipe left) and you will see "Party" replaced by "Friends" with a Search Box below and a list of any friends you already have connected with below the Search Box. To find or add a new friend enter their Mirrorscape Username in the Search Box. When you find them, click the dots to the right and "Add Friend." When they accept your invitation, you will see them in your "Friends" list. Now that your friends appear on your Friends menu, check that their status is "Online". Next to their Username and photo you will see 3 dots. Click them and click "Invite." When they accept, they will join your game and you will see their status update to "Playing."

How do I share my maps, minis, terrain and dice on Mirrorscape?

If you are taking the role of the DM and are the host of the game, you can share any maps and minis you have in your Library. Click the Options "..." icon and in the drop down menu select Map Manager. Review your created and purchased maps and load your desired map with the "Load" button. The map will load onto your tabletop. Go back to the "..." drop-down menu and set the "Mini Lock" button to 'Locked" Now your players can move their minis without disturbing your map!

What tools are for me as Game/Dungeon Master?

Now you are ready to tell your story, take advantage of all the app has to offer! Some hints for the best performance before you start: have players set their mobile device auto-lock to "Never" and turn off Notifications. Now try some of these features to manage your adventure:

- **Group Assets**: You can group key assets together and you can move or duplicate them to rapidly build out your world.
- **Fog of War:** GMs can hide groups of assets and characters until they want to reveal them. Taverns around the corner, dank dungeons below, and that mysterious stairway can be hidden from players until it's time for the big reveal!
- **Vertical Map Move:** Move the map up and down for all of the players so you can be sure players are seeing the right level of the map their characters are on, whether deep underground or high up in a wizard's tower. Push the dungeon below the table and reveal it when you're ready.
- **Lighting Control:** GMs can control the mood by raising or lowering the lighting. Enter the cavern and lower the lighting so that only flickering torches light the way!
- **Beacon Tool:** Press and hold on the map to draw attention to a specific spot on the map and ensure the party doesn't miss it.

- **Lock the map except for Mini movement:** Click the 3 dots in the upper right and from the drop-down menu and toggle the "Lock Mini" button. Now players can only move their mini and not your build.

To get the most out of your experience we recommend you watch the latest tutorials on getting started.